For immediate release

Mittal Steel delivers on investment commitment in Poland

Mittal Steel Company N.V. (NYSE and Euronext Amsterdam: MT) today announces that its Polish subsidiary, Ispat Polska Stal (to be renamed Mittal Steel Poland pending required approvals) has successfully signed agreements for the modernisation of its wire rod mill in Sosnowiec, and the installation of a colour coating line in Swietochlowice.

These investments form part of the PLN 2.4 billion capital expenditure programme as agreed under the terms of the privatisation agreement for Ispat Polska Stal, signed between Mittal Steel and the Polish Ministry of State Treasury. These are 2 of 4 key investments which are to be implemented before the end of 2006.

The contract to modernise the wire rod mill in Sosnowiec was signed with Danieli & Meccaniche SpA on December 23rd, 2004. The agreement was signed by Frantisek Chowaniec, CEO and Chairman of the Management Board of IPS, K.A.P. Singh, COO and Member of the Management Board of IPS and Giovanni Nigris, Vice-President of Danieli & Officine Meccaniche SpA.

The modernisation of the wire rod mill will facilitate increases in efficiency, production and product quality. It will also reduce manufacturing costs and expand the range of quality steel products. The value of the investment is estimated to be approximately PLN 130 million, with work anticipated to begin in July 2005 and take 19 months to complete.

The agreement to construct a new colour coating line in Swietochlowice was signed with Voest Alpine Industrieanlagenbau GmbH on December 24th, 2004. The agreement was signed by Frantisek Chowaniec, CEO and Chairman of the Management Board of IPS, K.A.P. Singh, COO and Member of the Management Board of IPS, Dr Karl Schwacha, Member of the

Management Board and Executive Vice-President of Voest Alpine Industrieanlagenbau GmbH and Andreas Viehbock, Head of Proposals at Voest Alpine Industrieanlagenbau GmbH.

The construction of a second colour coating line in Swietochlowice will increase annual capacity by 100,000 tonnes and improve IPS’s strategic position as the primary domestic producer of high quality coated steel strips. It will broaden IPS’s product portfolio and enable the company to enter new market segments such as the white goods industry. The projects total investment value is estimated at PLN 130 million, with the project estimated to take 20 months to complete.

Commenting on the signing of the agreements, Frantisek Chowaniec, CEO and Chairman of the Management Board of IPS said:

“We have made great progress at revitalising IPS since its acquisition on March 5th, 2004 and the company is now viewed as a stable and reliable producer of steel. The signing of these contracts is vital to the future success of the company and further proves our commitment to fulfilling the capital expenditure programme agreed to as part of the privatisation of IPS. The investments will enable us to further expand our product range and increase production of higher value added products. Ultimately, the goal is to turn IPS into not only one of the premier steel producers in central and eastern Europe, but the broader Europe as a whole.”

IPS is simultaneously holding talks on implementing the other 2 key investments – a hot rolling mill in Cracow and a third continuous casting line in Dabrowa Gornicza.

– Ends –

Notes to Editor:

Mittal Steel Company is the world’s most global steel company. Formed from the combination of Ispat International N.V. and LNM Holdings N.V., the company has operations in fourteen countries, on four continents. Mittal Steel encompasses all aspects of modern steelmaking, to produce a comprehensive portfolio of both flat and long steel products to meet a wide range of customer needs. It serves all the major steel consuming sectors, including automotive, appliance, machinery and construction.

For the first nine months of 2004, Mittal Steel had revenues of approximately US$16 billion and steel shipments of 32 million tons. The company trades on the New York Stock Exchange and the Euronext Amsterdam under the ticker symbol “MT”.

For more information, please contact
Nicola Davidson
T +44 (0)20 7543 1162
Paul Weigh
T +44 (0)20 7543 1172